UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

     Alon Blue Square Israel Ltd.

     Ortal Klein

     Corporate Secretary

     Telephone: 972-9-9618504

     Fax: 972-9- 9618636

     Email: ortal.klein@alon-oil.co.il

YAKUM, Israel, August 12, 2013 Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: "Alon Blue Square") announced today that its subsidiary (78.43%), Dor Alon Energy in Israel (1988) Ltd., sold in an off-market transaction NIS 5,000,000 in par value of Alon Blue Square's unsecured non-convertible Series C debentures, at a price of NIS 100.6 per NIS 100 par value, for an aggregate consideration of NIS 5,030,000.

Alon Blue Square further announced that it was informed by Alon Israel Oil Company Ltd. ("Alon") that Alon had acquired on June 26, 2013, and on August 7, 2013 an aggregate of 15,948 additional ordinary shares of Alon Blue Square, at an average price of approximately NIS 12.85 per ordinary share. Following the acquisitions, Alon owns directly an aggregate of 17,352,961 ordinary shares of Alon Blue Square, constituting approximately 26.31% of the issued ordinary shares of Alon Blue Square. In addition, due to Alon's ownership (indirectly) of all of the shares of Alon Retail Ltd., which holds 30,604,303 ordinary shares of Alon Blue Square, Alon may be deemed to beneficially own an aggregate of 47,957,264 ordinary shares of Alon Blue Square, constituting approximately 72.71 % of the issued ordinary shares of Alon Blue Square.

*  *  *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Fueling and Commercial Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 203 petrol stations and 209 convenience stores in different formats in Israel. In its Real Estate segment, Alon Blue Square, through its TASE traded 74.76% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd., operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 12, 2013	By: /s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary